SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 9, 2017

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on August 9, 2017.

Buenos Aires, August 9th, 2017

To:

Bolsa de Comercio de Buenos Aires

Re.: Sect. 63 Quotation Rules and Regulations

Dear Sirs,

In compliance with the provisions set forth in Section 63 of the applicable rules and regulations, we furnish the following information in connection with the quarterly balance sheet for the period ended June 30, 2017:

		Figures expressed in thousands Argentine Pesos (AR$)

1)	Income of the Period – Earnings
	Ordinary – Earnings	3,779,312
	Special	0
	Total	3,779,312

2)	Shareholders’ Equity
	Capital Stock	658,563
	Premium on share issue	11,021,768
	Shareholders’ Equity adjustments	4,511
	Legal reserve	4,994,932
	Voluntary reserve	15,368,454
	Unappropriated earnings – Earnings	3,779,312
	Total Shareholders’ Equity	35,827,540

In the chart below we provide information on the number of Class A and Class B shares owned by the major shareholders:

Shareholders	Class A Shares	Class B Shares	Capital Stock	Percentage
Major Shareholders	10,261,879	213,278,260	223,540,139	33.94%
Others	973,791	434,049,098	435,022,889	66.06%
Total	11,235,670	647,327,358	658,563,028	100.00%

None of the major shareholders own debt securities convertible into shares or any options to purchase shares of the company.

The major shareholders are Messrs. Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo, who are domiciled at Sarmiento No. 447, 7th Floor and at Juana Manso No. 555, 6th Floor, respectively, both in the City of Buenos Aires.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 9, 2017

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Finance Manager